

ANGLO AMERICAN



06013911

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk


SEC MAIL PROCESSING
RECEIVED
MAY 31 2006
WASH. D.C.
185
SECTION

24 May, 2006

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to the purchase of own shares in Anglo American plc on the following dates:

For and on behalf of Anglo American plc

- 7 Apr 2006
- 19 Apr 2006
- 20 Apr 2006
- 21 Apr 2006
- 24 Apr 2006
- 25 Apr 2006
- 26 Apr 2006
- 27 Apr 2006
- 28 Apr 2006
- 3 May 2006
- 4 May 2006
- 5 May 2006
- 8 May 2006
- 9 May 2006
- 10 May 2006
- 11 May 2006
- 12 May 2006
- 15 May 2006
- 16 May 2006

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom

- 17 May 2006
- 18 May 2006
- 19 May 2006
- 23 May 2005
- 24 May 2006

Yours faithfully



C Marshall

Company Secretarial Assistant

Encs - 120 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc

20 Carlton House Terrace London SW1Y 5AN United Kingdom

Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 640,000 of its ordinary shares on 24 April 2006 at prices between £24.58 and £25.20 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 24 April 2006 the independent company referred to in the announcement of 23 March 2006 purchased 302,480 ordinary shares of Anglo American plc at prices equivalent to between £24.42 and £25.22 per share.

Following the above transactions, Anglo American plc holds 11,561,702 ordinary shares in treasury, and has 1,516,415,236 ordinary shares in issue (excluding treasury shares) and the independent company holds 569,402 ordinary shares, representing 0.01 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

25 April 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 800,000 of its ordinary shares on 20 April 2006 at prices between £23.90 and £24.72 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 20 April 2006 the independent company referred to in the announcement of 23 March 2006 purchased 130,000 ordinary shares of Anglo American plc at prices equivalent to between £24.17 and £24.72 per share.

Following the above transactions, Anglo American plc holds 10,446,702 ordinary shares in treasury, and has 1,517,530,236 ordinary shares in issue (excluding treasury shares) and the independent company holds 130,000 ordinary shares, representing 0.00009 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

21 April 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 475,000 of its ordinary shares on 21 April 2006 at prices between £23.88 and £24.60 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 21 April 2006 the independent company referred to in the announcement of 23 March 2006 purchased 136,922 ordinary shares of Anglo American plc at prices equivalent to between £23.68 and £24.61 per share.

Following the above transactions, Anglo American plc holds 10,921,702 ordinary shares in treasury, and has 1,517,055,236 ordinary shares in issue (excluding treasury shares) and the independent company holds 266,922 ordinary shares, representing 0.01 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

24 April 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 425,000 of its ordinary shares on 26 April 2006 at prices between £24.16 and £24.49 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 26 April 2006 the independent company referred to in the announcement of 23 March 2006 purchased 255,000 ordinary shares of Anglo American plc at prices equivalent to between £23.93 and £24.33 per share.

Following the above transactions, Anglo American plc holds 11,986,702 ordinary shares in treasury, and has 1,515,990,236 ordinary shares in issue (excluding treasury shares) and the independent company holds 1,049,402 ordinary shares, representing 0.07 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

27 April 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 1,025,000 of its ordinary shares on 27 April 2006 at prices between £22.85 and £23.67 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 13,011,702 ordinary shares in treasury, and has 1,514,965,236 ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary

28 April 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 853,000 of its ordinary shares on 3 May 2006 at prices between £23.63 and £24.62 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 3 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 400,000 ordinary shares of Anglo American plc at prices equivalent to between £23.70 and £24.42 per share.

Following the above transactions, Anglo American plc holds 14,814,702 ordinary shares in treasury, and has 1,513,162,236 ordinary shares in issue (excluding treasury shares) and the independent company holds 1,769,474 ordinary shares, representing 0.12 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

4 May 2006

END.

RNS: 5570C

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 560,000 of its ordinary shares on 5 May 2006 at prices between £24.35 and £24.87 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 5 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 25,075 ordinary shares of Anglo American plc at prices equivalent to between £24.26 and £24.35 per share.

Following the above transactions, Anglo American plc holds 15,774,702 ordinary shares in treasury, and has 1,512,202,236 ordinary shares in issue (excluding treasury shares) and the independent company holds 2,014,549 ordinary shares, representing 0.13 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

8 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 400,000 of its ordinary shares on 4 May 2006 at prices between £23.30 and £24.11 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 4 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 220,000 ordinary shares of Anglo American plc at prices equivalent to between £23.21 and £23.91 per share.

Following the above transactions, Anglo American plc holds 15,214,702 ordinary shares in treasury, and has 1,512,762,236 ordinary shares in issue (excluding treasury shares) and the independent company holds 1,989,474 ordinary shares, representing 0.13 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

5 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 400,000 of its ordinary shares on 8 May 2006 at prices between £24.33 and £24.91 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 16,174,702 ordinary shares in treasury, and has 1,511,802,668 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

9 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 600,000 of its ordinary shares on 9 May 2006 at prices between £24.69 and £25.31 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 16,774,702 ordinary shares in treasury, and has 1,511,202,668 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

10 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 118,000 of its ordinary shares on 10 May 2006 at prices between £25.07 and £25.30 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 16,892,702 ordinary shares in treasury, and has 1,511,084,668 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

11 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 391,422 of its ordinary shares on 6 April 2006 at prices between £23.58 and £23.80 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 4,633,702 ordinary shares in treasury, and has 1,523,343,236 ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary

7 April 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 850,000 of its ordinary shares on 18 April 2006 at prices between £24.04 and £24.19 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 8,756,702 ordinary shares in treasury, and has 1,519,220,236 ordinary shares in issue (excluding treasury shares).



Andy Hodges
Deputy Company Secretary

19 April 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 890,000 of its ordinary shares on 19 April 2006 at prices between £24.32 and £24.61 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 9,646,702 ordinary shares in treasury, and has 1,518,330,236 ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

20 April 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Anglo American plc announces that on 25 April 2006 the independent company referred to in the announcement of 23 March 2006 purchased 225,000 ordinary shares of Anglo American plc at prices equivalent to between £24.02 and £24.76 per share.

Following the above transactions, Anglo American plc holds 11,561,702 ordinary shares in treasury, and has 1,516,415,236 ordinary shares in issue (excluding treasury shares) and the independent company holds 794,402 ordinary shares, representing 0.01 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

26 April 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 550,000 of its ordinary shares on 28 April 2006 at prices between £22.95 and £23.64 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 28 April 2006 the independent company referred to in the announcement of 23 March 2006 purchased 170,072 ordinary shares of Anglo American plc at prices equivalent to between £23.02 and £23.51 per share.

Following the above transactions, Anglo American plc holds 13,561,702 ordinary shares in treasury, and has 1,514,415,236 ordinary shares in issue (excluding treasury shares) and the independent company holds 1,219,474 ordinary shares, representing 0.08 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

28 April 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 23 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 486,944 ordinary shares of Anglo American plc at prices equivalent to between £19.40 and £20.74 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 4,861,493 ordinary shares, representing 0.32 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

24 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 274,313 of its ordinary shares on 22 May 2006 at prices between £19.37 and £19.77 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 22 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 530,000 ordinary shares of Anglo American plc at prices equivalent to between £19.18 and £19.85 per share.

Following the above transactions, Anglo American plc holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 4,374,549 ordinary shares, representing 0.29 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

23 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 1,000,000 of its ordinary shares on 18 May 2006 at prices between £20.60 and £21.33 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 18 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 400,000 ordinary shares of Anglo American plc at prices equivalent to between £20.76 and £21.37 per share.

Following the above transactions, Anglo American plc holds 22,463,702 ordinary shares in treasury, and has 1,505,601,987 ordinary shares in issue (excluding treasury shares) and the independent company holds 3,454,549 ordinary shares, representing 0.2 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

19 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 1,000,000 of its ordinary shares on 17 May 2006 at prices between £20.68 and £22.86 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 17 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 500,000 ordinary shares of Anglo American plc at prices equivalent to between £21.63 and £22.93 per share.

Following the above transactions, Anglo American plc holds 21,463,702 ordinary shares in treasury, and has 1,506,601,987 ordinary shares in issue (excluding treasury shares) and the independent company holds 3,054,549 ordinary shares, representing 0.2 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

18 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 850,000 of its ordinary shares on 16 May 2006 at prices between £22.00 and £22.62 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 16 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 540,000 ordinary shares of Anglo American plc at prices equivalent to between £22.07 and £22.59 per share.

Following the above transactions, Anglo American plc holds 20,463,702 ordinary shares in treasury, and has 1,507,513,675 ordinary shares in issue (excluding treasury shares) and the independent company holds 2,554,549 ordinary shares, representing 0.17 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

17 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 1,150,000 of its ordinary shares on 15 May 2006 at prices between £22.37 and £23.34 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 19,613,702 ordinary shares in treasury, and has 1,508,363,675 ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

16 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 850,000 of its ordinary shares on 12 May 2006 at prices between £24.16 and £25.00 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 18,463,702 ordinary shares in treasury, and has 1,509,513,668 ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

15 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 721,000 of its ordinary shares on 11 May 2006 at prices between £25.47 and £25.98 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 17,613,702 ordinary shares in treasury, and has 1,510,363,668 ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

12 May 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 400,000 of its ordinary shares on 2 May 2006 at prices between £23.70 and £23.989 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 2 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 150,000 ordinary shares of Anglo American plc at prices equivalent to between £23.37 and £23.96 per share.

Following the above transactions, Anglo American plc holds 13,961,702 ordinary shares in treasury, and has 1,514,015,236 ordinary shares in issue (excluding treasury shares) and the independent company holds 1,369,474 ordinary shares, representing 0.09 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

3 May 2006

END.